sirit Inc.

03 JUL 21 7:21

July 10, 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of a Material Change Report regarding the Rights Offering (News Release #03-11) for SIRIT's file.

Yours truly,

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 7/21

#2450 – 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 Website: www.sirit.com

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

Reg. No 82-3200

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

SIRIT Inc.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

July 4, 2003

Item 3 **Press Release:**

News Release #03-11 dated July 4, 2003 issued by SIRIT Inc., Vancouver, BC, and Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On July 4, 2003, SIRIT Inc. ("SIRIT") announced that all applicable securities regulatory approvals had been obtained for its previously announced rights offering to raise proceeds of CDN$1,792,399. In connection with the rights offering, Evansville, Ltd. ("Evansville"), an offshore entity which currently owns approximately 6.14% of the outstanding common shares of SIRIT, has committed to back-stop the rights offering so as to ensure that all of the common shares to be offered pursuant to the rights offering are subscribed for and purchased. An aggregate of 11,380,312 additional common shares of SIRIT will be issued on completion of the rights offering. Evansville has also agreed to purchase by way of private placement 4,492,703 common shares in the capital of SIRIT to raise proceeds of CDN$707, 601, subject to SIRIT obtaining all requisite regulatory approvals, including the approval of the Toronto Stock Exchange. The combined gross proceeds from the rights offering and the private placement will yield to SIRIT a total of CDN$2,500,000 which SIRIT intends to use to repay all amounts advanced by Evansville under a bridge loan facility entered into with Evansville in June 2003 as well as to fund SIRIT's continued growth.

Item 5 **Full Description of Material Change:**

On July 4, 2003, SIRIT announced that all applicable securities regulatory approvals have been obtained for its previously announced rights offering to raise proceeds of CDN$1,792,399. Subject to final approval of the Toronto Stock Exchange (the "TSX"), each holder of SIRIT common shares of record on July 15, 2003 will receive one right for each common share held. Four rights plus CDN$0.1575 will entitle the holder to subscribe for one common share of SIRIT up to the expiry of the rights at 4:00 p.m. (Vancouver time) on August 7, 2003. An aggregate of 11,380,312 additional common shares of SIRIT will be issued on completion of the rights offering. The TSX has conditionally approved the posting of the rights for trading on the TSX and, subject to requisite filings, the rights will begin trading on the TSX on a "when issued" basis on July 11, 2003. Evansville, an offshore entity which currently owns approximately 6.14%

of the outstanding common shares of SIRIT, has committed to back-stop the rights offering so as to ensure that all of the common shares to be offered pursuant to the rights offering are subscribed for and purchased. Evansville has also agreed to purchase by way of private placement 4,492,703 common shares in the capital of SIRIT at CDN$0.1575 per share, subject to SIRIT obtaining all requisite regulatory approvals, including the approval of the Toronto Stock Exchange. The combined gross proceeds from the rights offering and the private placement will yield to SIRIT a total of CDN$2,500,000. The total expenses to SIRIT of the rights offering are estimated to be CDN$106,000. Upon completion of the rights offering and the private placement, an aggregate of 61,394,264 common shares of SIRIT will be issued and outstanding.

Certificates evidencing the rights and a rights offering circular will be mailed to shareholders on or about July 17, 2003.

SIRIT intends to use the proceeds from the rights offering to repay all amounts advanced by Evansville under a bridge loan facility entered into with Evansville in June 2003 as well as to fund SIRIT's continued growth.

A registration statement relating to the shares being offered in the rights offering will be filed with the Securities and Exchange Commission, but has not yet been filed or become effective. These shares may not be sold in the United States nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

July 9, 2003
Vancouver, BC

SIRIT Inc.

"John P. Fairchild"

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary